UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-218913

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

(Full title of the plan)

Canadian Imperial Bank of Commerce

CIBC Square

81 Bay Street, Toronto, Ontario

Canada, M5J 0E7

(416) 980-2211

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.	The CIBC Retirement Savings Plan for U.S. Employees (the “Plan”) is subject to ERISA and files Plan financial statements prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements filed as a part of the annual report.

(a) Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023.

These Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023, included herein, are hereby incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission by the Canadian Imperial Bank of Commerce on January 25, 2021 (File No. 333-218913) pertaining to the CIBC Retirement Savings Plan for U.S. Employees.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of CIBC Retirement Savings Plan for U.S. Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CIBC Retirement Savings Plan for U.S. Employees (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2023, and delinquent participant contributions for the year then ended (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2005.

New York, New York

June 6, 2024

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2023 and 2022

	2023	2022
ASSETS
Investments, at fair value	$917,994,304	$717,188,314
Receivables:
Notes receivable from participants	4,886,855	4,445,233
Employer contributions receivable	5,901,207	5,313,114
Participant contributions receivable	1,062,790	727,906
Total receivables	11,850,852	10,486,253
NET ASSETS AVAILABLE FOR BENEFITS	$929,845,156	$727,674,567

The accompanying notes are an integral part of the financial statements.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2023

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments	$127,245,000
Interest and dividend income	17,949,727
Net investment income	145,194,727
Contributions:
Participants	47,672,102
Employer	31,280,892
Rollover	12,464,641
Total contributions	91,417,635
Interest income on notes receivable from participants	273,412
Other additions	92,769
Total additions	236,978,543
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefit payments	34,497,183
Administrative expenses	279,076
Other deductions	31,695
Total deductions	34,807,954
Net increase	202,170,589
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	727,674,567
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$929,845,156

The accompanying notes are an integral part of the financial statements.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the CIBC Retirement Savings Plan for U.S. Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan sponsor.

General - The Plan is a defined contribution 401(k) profit sharing plan covering all eligible United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. Employees are eligible to participate in the Plan on the later of attainment of age 18 or the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is administered by the CIBC U.S. Retirement Savings Plan Committee (“Plan Administrator” or “Committee”). The Committee has overall responsibility for the operation and administration of the plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments.

Contributions - Each year, plan participants may contribute between 1% and 100% of their eligible earnings on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 100% of a participant’s contribution up to 6% of the participant’s eligible earnings. Plan benefits are based on eligible earnings, which generally consist of wages, salary, overtime pay, bonuses, and commissions. Contributions from plan participants and the matching contributions from CIBC occur when the eligible earnings are earned by the employees.

Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”).

New employees are automatically enrolled, unless they opt-out. A new employee participant’s deferral is set at 3% of eligible earnings and increases 1% at the start of each subsequent Plan year until the rate reaches 10% of eligible cash compensation or is changed by the participant.

A discretionary contribution may be determined by CIBC as a fixed percentage of a participant’s eligible earnings to be made on behalf of each participant employed on the last day of the applicable Plan year. For the years ended December 31, 2023 and 2022, CIBC determined that no discretionary contribution would be made to the participants of the Plan. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. Participants who are automatically enrolled have their contributions invested in the applicable lifecycle fund based on their age until they change their election. Employer contributions are invested in the same manner as that of the participant’s elective contributions.

Vesting - Participants are immediately vested in their contributions and corrective non-elective contributions plus actual earnings thereon. Employer matching and discretionary contributions are subject to a 3-year cliff vesting schedule (years 0-2, 0%; after year 3, 100%).

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

Forfeitures - Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participant’s nonvested accounts are used to first restore any prior forfeitures required and then to reduce future employer contributions. As of December 31, 2023 and 2022, forfeited nonvested accounts totaled $832,246 and $543,604, respectively. During the Plan year ended December 31, 2023, forfeitures of $828,689 were used to offset employer contributions to the Plan.

Participant accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions and administrative fees and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CIBC Stock Fund - The Plan invests in common stock of CIBC through its CIBC Stock Fund. The CIBC Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Any participant who has access to material non-public information is prohibited from making changes to their CIBC common stock investments at any time while in possession of material non-public information. In addition, participants subject to CIBC-imposed blackout window periods are only permitted to make elections, including making an intra-plan transfer of an existing account balance, into or out of the CIBC stock fund during an open window period, unless CIBC has restricted trading during such window period.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by CIBC prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Plan Administrator directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Notes receivable from participants - After one year of service, participants may borrow from their participant accounts up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document. Principal and interest are paid ratably through payroll deductions. If a participant terminates employment with CIBC, any outstanding loan will become due and payable on the 60th day following the termination of employment. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 60 days.

Payment of benefits - After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary contribution accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59-1/2 employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

Plan Termination - Although it has not expressed any intent to do so, CIBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.

Use of estimates and assumptions - The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for discussion of fair value measurements.

The Plan Administrator is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Plan Administrator reports to the Audit Committee of CIBC.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. Payments of notes receivable from participants are applied to the outstanding loan balance. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments - Benefit payments to participants are recorded when paid.

Administrative expenses - The Plan’s administrative expenses are paid by either the Plan or CIBC, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee fees, and fees relating to notes receivable from participants, if any. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by CIBC and excluded from these financial statements.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

3. FAIR VALUE MEASUREMENTS

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820 (“ASC 820”), Fair Value Measurements and Disclosures. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2:	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for the asset or liability;

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value:

CIBC common stock - Valued at the closing price reported on the active market on which the security is traded.

Short-term investment funds - The market value of the fund’s investments was determined using cost or amortized cost, as applicable. Cost or amortized cost approximates the fair value; however, these values are not obtained from a quoted price in an active market.

Registered investment companies - Valued at the net asset value (“NAV”) of shares held by the Plan at year-end based on quoted market prices in active markets.

Common/collective trusts - The Plan holds investments in Common/Collective Trusts (“CCTs”). CCTs publish a daily NAV per unit. The daily NAV is available to participants of the Plan when they log into their online account to view their current balance. CCTs allow participants to make daily redemption requests at the current NAV. The Plan determines that the investments in CCTs have readily determinable fair value because the investments are equity securities in a structure similar to a mutual fund in which the fair values per unit are determined and published and are the basis for current transactions.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

The following tables set forth the fair value of the Plan’s assets as of December 31, 2023 and 2022, categorized by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2023
CIBC stock fund
CIBC common stock	$35,027,430	$—	$—	$35,027,430
Short term investment fund	—	118,445	—	118,445
Registered investment companies	573,561,384	—	—	573,561,384
Common/collective trusts	309,287,045	—	—	309,287,045
Total investments, at fair value	$917,875,859	$118,445	$—	$917,994,304

December 31, 2022
CIBC stock fund
CIBC common stock	$28,072,195	$—	$—	$28,072,195
Short term investment fund	—	69,914	—	69,914
Registered investment companies	450,803,891	—	—	450,803,891
Common/collective trusts	238,242,314	—	—	238,242,314
Total investments, at fair value	$717,118,400	$69,914	$—	$717,188,314

There were no Level 3 assets and no movements between levels for the years ended December 31, 2023 and 2022, respectively.

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions. The Plan also invests in the CIBC stock fund which also qualifies as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) performed administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor paid these individuals’ salaries and also paid all other administrative expenses on the Plan’s behalf.

The foregoing transactions were not deemed prohibited party-in-interest transactions, because they were covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 03, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities based primarily on elections made by participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4(a)

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2023

EIN: 13-1942440

Plan Number: 006

Participant Contributions Transferred Late to Plan		Total that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (“VFCP”)
Check here if Late Participant Loan Repayments are included ☐		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	and Prohibited Transaction Exemption (“PTE”) 2002–51
604	(1)	—	604	—	—
$604		$—	$604	$—	$—

(1)	Represents delinquent participant contributions from the December 30, 2022 payroll period. On February 2, 2023, CIBC transmitted the delinquent participant contributions to the Plan. CIBC transmitted $4 of lost earnings to the Plan on March 21, 2023 and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans during 2023.

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

EIN: 13-1942440

Plan Number: 006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including shares, or rate of interest		(e) Current Value
	Registered investment companies:
	AMG TimesSquare Mid Cap Growth Fund	826,415	shares	$13,718,485
	American Funds EuroPacific Growth Fund	414,126	shares	22,652,695
	Calvert Balanced Fund	6,948	shares	279,449
	DFA US Targeted Value Portfolio	334,482	shares	10,666,635
	Dodge & Cox Stock Fund	309,286	shares	75,326,659
	Invesco Real Estate Fund	388,025	shares	6,681,793
	JPMorgan Large Cap Growth Fund	1,176,913	shares	74,286,769
	Loomis Sayles Small Cap Growth Fund	307,034	shares	8,191,679
	Parnassus Core Equity Fund	32,261	shares	1,782,740
	T. Rowe Price Institutional Emerging Markets Equity Fund	437,839	shares	14,015,213
	TIAA-CREF Core Impact Bond Fund	106,081	shares	955,793
*	Vanguard Cash Reserves Federal MM Fund Admiral Shares	36,786,569	shares	36,786,569
*	Vanguard High-Yield Corporate Fund Admiral Shares	2,003,315	shares	10,857,968
*	Vanguard Institutional Index Fund Instl Plus Shares	436,213	shares	171,636,546
*	Vanguard Mid-Cap Index Fund Institutional Shares	453,092	shares	28,834,776
*	Vanguard Small-Cap Index Fund Institutional Shares	386,280	shares	39,473,904
*	Vanguard Total Bond Market Index Fund	2,590,164	shares	25,150,494
*	Vanguard Total International Stock Index Fund	157,750	shares	19,639,820
	Victory Sycamore Est Value Fund	271,939	shares	12,623,397
	Total Registered investment companies			573,561,384
	CIBC stock fund:
*	CIBC stock	727,616	shares	35,027,430
*	NT Collective Short Term Invt FD	118,445	shares	118,445
	Total CIBC stock fund			35,145,875
	Common/collective trusts:
*	Vanguard Target Retirement 2020 Trust II	298,042	shares	12,967,815
*	Vanguard Target Retirement 2025 Trust II	613,782	shares	27,712,273
*	Vanguard Target Retirement 2030 Trust II	1,017,155	shares	46,962,024
*	Vanguard Target Retirement 2035 Trust II	806,787	shares	38,983,969
*	Vanguard Target Retirement 2040 Trust II	801,097	shares	41,088,265
*	Vanguard Target Retirement 2045 Trust II	685,872	shares	36,399,239
*	Vanguard Target Retirement 2050 Trust II	694,428	shares	37,318,554
*	Vanguard Target Retirement 2055 Trust II	259,950	shares	18,711,184
*	Vanguard Target Retirement 2060 Trust II	291,777	shares	16,575,839
*	Vanguard Target Retirement 2065 Trust II	153,872	shares	5,383,984
*	Vanguard Target Retirement 2070 Trust II	10,617	shares	226,573
*	Vanguard Target Retirement Income Trust II	108,251	shares	4,569,283
*	Vanguard Target Retirement Income and Growth Trust II	12,650	shares	256,172
*	Vanguard Retirement Savings Trust III	12,941,143	shares	12,941,143
	PGI CIT Global Real Estate Securities Fund	4,582	shares	957,747
	Prudential Core Plus Bond Fund 5	45,620	shares	8,232,981
	Total Common/collective trusts			309,287,045
*	Notes receivable from participants	Interest rates range from 4.25% to 9.50%		4,886,855
	Total			$922,881,159

*	Permitted party-in-interest as defined by ERISA.

Note: Cost information is not required for participant directed investments, and therefore was not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 6, 2024

CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES

By:	CIBC Retirement Savings Plan for U.S. Employees
By:	/s/ Jaime Canaday
Name:	Jaime Canaday
Title:	Executive Director U.S. Benefits Policy

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm